LETTERHEAD OF SULLIVAN & CROMWELL LLP

June 29, 2009

Justin T. Dobbie

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Re:	Popular, Inc.
Registration Statement on Form S-4
Filed June 8, 2009
File No. 333-159843

Dear Mr. Dobbie:

Set forth below are our responses to your comments as requested in your comment letter, dated June 25, 2009, addressed to Mr. Jorge A. Junquera, regarding your review of Popular, Inc.’s (“Popular” or the “Company”) Registration Statement on Form S-4, filed June 8, 2009 (the “Form S-4”).

We are responding only to your comments regarding the Form S-4. We have previously addressed your comments on the Company’s Preliminary Consent Solicitation Statement on Schedule 14A, filed June 8, 2009, in two letters to you dated June 26, 2009.

Before each response, we repeat your comment in bold. The item numbers given to the comments correspond to the numbers indicated in the left-hand margin of the comment letter referenced above. Where applicable, our responses indicate the additions or revisions set forth below that we included in Amendment No. 1 to the Form S-4 filed on the date hereof (“Amendment No. 1”).

Capitalized terms used herein but not defined herein shall have the meanings assigned thereto in Amendment No. 1.

Form S-4 filed June 8, 2009

General

1.	To the extent any of the comments on the registration statement on Form S-4 are applicable to the preliminary consent solicitation statement filed on June 8, 2009, please revise that document accordingly.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

Response

For the supplemental information of the Staff, where applicable, additional disclosure to address the Staff’s comments on the Form S-4 has been similarly added to the definitive consent solicitation statement filed on the date hereof (the “Consent Solicitation Statement”). For example, the Consent Solicitation Statement has been revised to include a reconciliation of Tier 1 Common to common stockholders’ equity and the other disclosures required by Item 10(e) of Regulation S-K, as requested in Comment No. 10 below.

2.	We note that you are requiring Preferred Stock holders to take action in favor of the Preferred Stock Consent as a condition to validly tender their shares of Preferred Stock. As a result, the information required to be included in a consent solicitation statement by Section 14(a) of the Exchange Act with respect to the Preferred Stock Consent appears to be material to an investment decision on the Exchange Offer. Please revise to include all such information in the prospectus.

Response

The Company has noted the Staff’s comment and reviewed the information included in the Consent Solicitation Statement. Certain information included in the Consent Solicitation Statement that was previously not included in the Form S-4 has been included in both documents. For example, the sections captioned “Security Ownership of Certain Beneficial Owners and Management” and the questions and answers titled “Will there be a meeting of the holders of Preferred Stock?” and “What if I don’t indicate my decision with respect to the Senior Preferred Stock Issuance?” that were previously included in only the Consent Solicitation Statement now appear in both the Consent Solicitation Statement and Amendment No. 1. However, not all sections of the Consent Solicitation Statement have been included in Amendment No. 1. The sections captioned “Proposals of Common Stockholders to be Presented at the 2010 Annual Meeting of Stockholders” and “Other Matters” have not been included in Amendment No. 1 because they are included in the Consent Solicitation Statement as a result of the requirements of Schedule 14A, but that information is not material to an investment decision on the Exchange Offer.

3.	Please file the legality and tax opinions and the form of letter of transmittal as exhibits to your next amendment or tell us when you plan to file them.

Response

The legality and tax opinions, as well as all other exhibits, have been filed with Amendment No. 1.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

4.	Please provide in the forepart of the prospectus a statement as to whether any federal or other regulatory requirements must be complied with or approval must be obtained in connection with the transactions and, if so, the status of such compliance or approval. Refer to Item 3(i) of Form S-4.

Response

The Company has asked us to supplementally advise the Staff that the sections captioned “Questions and Answers about the Exchange Offer—What are the key terms of the Preferred Stock Exchange Offer?” and “Summary—Conditions to the Exchange Offer” have been revised to include disclosure that the Company is not aware of any filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the Company to complete the Exchange Offer that has not been obtained.

5.	You disclose in the preliminary consent solicitation statement that you have agreed with the U.S. Treasury to the Series C Preferred Stock Exchange. Please file this agreement as an exhibit to the registration statement.

Response

The Company has asked us to supplementally advise the Staff that the Company’s agreement with the U.S. Treasury to complete the Series C Preferred Stock Exchange is based upon a confidential submission that the Company made to the U.S. Treasury and a confirmatory letter from the U.S. Treasury to the Company indicating the agreement of the U.S. Treasury. As a result, there is not an agreement to file as an exhibit to the Form S-4. For the supplemental information of the Staff, the descriptions in Amendment No. 1 of the Company’s agreements with the U.S. Treasury completely describe all material terms of the confirmatory letter from the U.S. Treasury to the Company.

6.	Please provide us with your analysis of why Rule 13e-3 is inapplicable.

Response

For the supplemental information of the Staff, the Company submits that Rule 13e-3 is not applicable to the Exchange Offer by virtue of the exception set forth in Rule 13e-3(g)(2), because (1) holders of the Series A Preferred Stock and Series B Preferred Stock are being offered shares of the Company’s Common Stock only, (2) shares of the Company’s Common Stock are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and (3) shares of the Company’s Common Stock are, and will continue to be, listed in the Nasdaq Stock Market.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

7.	We note that you intend to determine the Relevant Price and the number of shares of Common Stock issuable for each exchanged security on the second business day prior to the expiration of the offer. Please provide your analysis as to how use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

Response

The Company has asked us to supplementally advise the Staff as follows:

The Company has used a “day 18” pricing mechanism (the “Pricing Mechanism”), such that the determination of the Relevant Price and the number of shares of Common Stock issuable for each subject security will be based upon the arithmetic average of the per share volume weighted average price, or VWAP, of the Common Stock for each trading day during a five consecutive trading day period that will end on and include the second business day immediately preceding the expiration date of the Exchange Offer. The Pricing Mechanism is designed so that the holders of the subject securities will receive the market value of each security tendered, in the form of Common Stock and subject to the terms of the Exchange Offer described below.

The Company respectfully submits that the “day 18” Pricing Mechanism, as further described in the Form S-4, is consistent with prior no-action relief granted by the Staff in Lazard Frères & Co., SEC No-Action Letter, 1995 WL 476257 (Aug 11, 1995) (the “Lazard Letter”) and TXU Corporation, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 734 (Sept. 13, 2004) (the “TXU Letter”).1 The Company also respectfully notes that the “day 18” Pricing Mechanism used by the Company is similar to the pricing mechanisms that other financial institutions have used in registered exchange offers over the past two months.

[1]

The Company acknowledges that its Exchange Offer has a Minimum Share Price (resulting in a maximum exchange ratio) as a result of the limitation on the number of authorized shares of Common Stock that the Company is able to issue under its charter, while the Lazard and TXU transactions directly included a specified minimum/maximum exchange ratio. The Company believes, however, this distinction is not significant to the analysis given that holders will know with certainty the actual Relevant Price (and therefore the exchange ratio) two business days prior to the expiration of the Exchange Offer, and will be able to make an informed investment decision on whether to participate in the Exchange Offer based on that information.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

In order to provide holders of the subject securities with the market value of each security tendered, in the form of Common Stock, the Exchange Offer, like the hypothetical exchange offer described in the Lazard Letter, provides that the number of shares of Common Stock to be exchanged will be in accordance with an exchange ratio based upon average trading prices of the Common Stock over a specified period of time. Similarly, in the TXU Letter, which, like the Exchange Offer, involved an issuer tender offer, the Staff stated that it would not recommend enforcement action under Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) if offers were conducted using a pricing mechanism that was based upon average trading prices over a specified period of time ending not later than the second full business day preceding the expiration of the exchange offer.

The Company believes that the Pricing Mechanism being used in the Exchange Offer is substantively similar to that in Lazard’s hypothetical exchange offer and in TXU’s issuer tender offer and any differences between the Lazard Letter and the TXU Letter, on the one hand, and the terms of the Exchange Offer, on the other hand, are not significant. In all three situations, a formula-based exchange ratio (such as the Pricing Mechanism) is designed to increase certainty for the Company and the holders of the subject securities during the offer period as to whether the consideration to be paid will be adequate to cover any change in the value of the subject securities resulting from fluctuations in the trading prices of the Common Stock during the offer period. Compared to a fixed purchase price, the proposed methodology, like the methodology in the Lazard and TXU Letters, allows the Company to price and complete the Exchange Offer more efficiently, while allowing holders of subject securities to better predict, at the commencement of the Exchange Offer, the difference between the value of the subject securities they tender and the Common Stock they will receive. The Company also believes that the fact that freely transferable, exchange-listed shares of Common Stock are being offered instead of cash (as in the TXU Letter) does not at all lessen the accomplishment of this result or its compliance with Rule 14e-1(b).

Prospectus Cover Page

8.	Please define “VWAP” on the cover page of the prospectus, or refer to the definition provided elsewhere in the document.

Response

The Company has asked us to supplementally advise the Staff that the cover page of the prospectus has been revised to refer to the definition of VWAP under “Questions and answers about the Exchange Offer—How will the Average VWAP be determined?”

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

Forward-looking statements, page 1

9.	We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with your disclosure obligations under Rule 13e-4(e)(3) which requires that you amend the offer document to reflect a material change in the information previously disclosed. Please revise your disclosure and confirm that the company will avoid using this statement in all future communications.

Response

The Company has asked us to supplementally advise the Staff that, even though the reference to “except as may be required by law” in the disclaimer at the end of the section captioned “Forward-looking statements” was meant to acknowledge the Company’s obligations under Rule 13e-4(e)(3) and other relevant laws, the statement has been deleted. The Company has advised us that it will be mindful of its disclosure obligations under Rule 13e-4(e)(3) when making similar statements in the future.

Questions and answers about the Exchange Offer, page 4

What is the purpose of the Exchange Offer?, page 4

10.	We note your use of the measure “Tier 1 common/risk-weighted assets ratio” in your disclosure on page 4 as well as in various other locations in this filing and in the preliminary consent solicitation statement. However, Tier 1 Common appears to be a non-GAAP measure because it is not required by GAAP, Commission Rules, or banking regulatory requirements. Therefore, please revise to provide the disclosures required by Item 10(e) of Regulation S-K.

Response

The Company has asked us to supplementally advise the Staff that, although it believes that its Tier 1 common/risk-weighted assets ratio is a measure of capital calculated for regulatory purposes, as described in Rel. No. 33-8176, given the use of that ratio by banking regulators for supervisory purposes,2 it has revised the prospectus on page 4 to refer to the reconciliation of Tier 1 common to common stockholders’ equity under the section captioned “Regulatory capital ratios” and has included that reconciliation under the section captioned “Regulatory capital ratios”.

11.	You disclose on page 4 that you may raise further Tier 1 common equity or increase your Tier 1 common ratio through sales of non-core assets and businesses and, if necessary, the further issuance of common equity and other Tier 1 common qualifying instruments for cash. Please tell us, with a view towards revised disclosure, the status of these or any other actions the company is considering as part of its capital raising efforts.

[2]

For example, the report of the Supervisory Capital Assessment Program focuses on Tier 1 common and establishes a 4% Tier 1 common/risk-weighted assets ratio as a threshold for determining capital needs.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

Response

The Company has asked us to supplementally advise the Staff that, other than the Exchange Offer, the Company is not currently undertaking any additional actions to raise capital that would be described on page 4 under “Questions and answers about the Exchange Offer—What is the purpose of the Exchange Offer?” Although the Company may from time to time explore opportunities and may in the future sell non-core assets or businesses if appropriate opportunities arise, there are no actions under active consideration to describe in the prospectus at this time.

What are the key terms of the Preferred Stock Exchange Offer?, page 5

12.	Please tell us, with a view towards revised disclosure, whether the U.S. Treasury has indicated whether it will agree to exchange the Series C Preferred Stock for newly issued trust preferred securities. Please also discuss what adjustment to the terms of the warrant that was issued to the U.S. Treasury would result absent the consent of the U.S. Treasury to the Exchange Offer.

Response

The Company has asked us to supplementally advise the Staff that the U.S. Treasury has indicated its agreement to the exchange of Series C Preferred Stock for newly issued trust preferred securities if the consent of the Series A and Series B Preferred Stock to redesignate the Series C Preferred Stock as Senior Preferred Stock is not received. Amendment No. 1 has been updated accordingly, including under “Questions and answers about the Exchange Offer—What are the key terms of the Preferred Stock Exchange Offer?” on page 5.

For the supplemental information of the Staff, the warrant issued to the U.S. Treasury includes a warrant exercise price adjustment if shares of Common Stock are issued at a consideration per share that is less than 90% of the “market price” of the Common Stock on the last trading day preceding the date of the agreement on pricing the newly issued shares of Common Stock. Thus, if the Relevant Price in the Exchange Offer is less than 90% of the closing price of the Common Stock on the day preceding the date of the agreement on pricing the newly issued shares of Common Stock in the Exchange Offer, a warrant adjustment would be applicable. The U.S. Treasury has consented to the use of a VWAP during a period ending at or several days prior to the expiration of the Exchange Offer in determining “market price” for purposes of the warrant, and therefore no warrant exercise price adjustment is applicable.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

Risk Factors, page 31

13.	The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company’s inability to offer assurances as to certain aspects of the offering. Instead of stating the company’s inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

Response

The Company has asked us to supplementally advise the Staff that the section captioned “Risk factors” has been revised to delete references to the Company’s inability to offer assurances as to certain aspects of the offering.

Selected Financial Data, page 39

14.	Please revise to include complete summarized financial information required by Items 1010(c)(4)-(c)(6) of Regulation M-A.

Response

The Company has asked us to supplementally advise the Staff that the section captioned “Selected financial data” has been revised to include complete summarized financial information required by Items 1010(c)(4)-(c)(6) of Regulation M-A.

Acceptance Priority Levels; Prorationing, page 50

15.	Please revise to clarify that the acceptance information in the table applies only to each series of Acceptance Priority Level 2 trust preferred securities.

Response

The Company has asked us to supplementally advise the Staff that the lead-in to the table captioned “The Exchange Offer—Acceptance Priority Levels; Prorationing” has been revised to clarify that it relates to Trust Preferred Securities of each series with Acceptance Priority Level 2.

Conditions to the Exchange Offer, page 52

16.

We note in the last sentence of the last paragraph of this section the disclosure relating to the company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

triggered and the company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the company may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the company’s understanding that if an offer condition is triggered, it will notify shareholders whether or not it has waived such condition.

Response

The Company has asked us to supplementally confirm to the Staff that the Company and its advisors understand that if a condition to the Exchange Offer is “triggered,” it will notify shareholders whether it has expressly waived such condition.

17.	All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer. We note the language in the final paragraph under this heading that states the rights delineated are ongoing rights that “[you] may assert at any time or at various times. . . .” Please revise your disclosure.

Response

The Company has asked us to supplementally advise the Staff that it has revised the disclosure under the caption “The Exchange Offer—Conditions of the Exchange Offer” to state that “The conditions to the Exchange Offer, other than those dependent upon the receipt of necessary government approvals to consummate the Exchange Offer, if any, must be satisfied or otherwise waived by us on or prior to the expiration date.” The Company has also asked us to supplementally advise the Staff that the consummation of the Exchange Offer is not subject to the receipt of government approvals.

Expiration Date; Extension; Termination; Amendment, page 53

18.	You reserve the right to “delay acceptance for exchange of the shares of Preferred Stock or Trust Preferred Securities tendered in the Exchange Offer.” Clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

Response

The Company has asked us to supplementally advise the Staff that because the Exchange Offer is not subject to any regulatory approvals, the Company has reserved the right to delay acceptance of the Preferred Stock or Trust Preferred Securities tendered in the Exchange Offer only during the pendency of the Exchange Offer by electing to extend the Exchange Offer and the prospectus has been revised under the caption “The Exchange Offer—Expiration Date; Extension; Termination; Amendment” to make this clear.

Consequences of Failure to Exchange Shares . . ., page 60

19.	We note the disclosure that “regardless of whether the Preferred Stock Consent is obtained, the Series C Preferred Stock will have a senior right to dividends or distributions, either as Senior Preferred Stock or trust preferred securities.” However, it appears based on disclosure elsewhere in the prospectus that the U.S. Treasury has not yet agreed to exchange its Series C Preferred Stock for newly issued trust preferred securities. Please revise the disclosure to clearly reflect that, in the event the Preferred Stock Consent is not obtained, the U.S. Treasury will have a senior right to dividends or distributions only if it agrees to exchange its Series C Preferred Stock for newly issued trust preferred securities.

Response

The Company has asked us to supplementally advise the Staff that it has revised the disclosure to reflect that it has now received the agreement of the U.S. Treasury to exchange its Series C Preferred Stock for newly issued trust preferred securities if the Preferred Stock Consent is not obtained.

Comparison of rights between the shares of preferred stock or trust preferred securities, page 73

20.	We note that you qualify information disclosed on pages 73 through 77 by reference to information outside of the prospectus, some of which has not been filed as an exhibit to the registration statement. Please refer to Rule 411(a) of Regulation C under the Securities Act and revise accordingly.

Response

The Company has asked us to supplementally advise the Staff that it has revised the disclosure under the caption “Comparison of rights between the shares of preferred stock or trust preferred securities and Common Stock” to eliminate qualification of the information by reference to information outside of the prospectus or documents not filed as exhibits to the prospectus.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

21.	Please tell us what is contemplated by the statement on page 73 that certain provisions of the company’s Certificate of Incorporation and the Certificates of Designation would be amended by the Preferred Stock Consent. We note, in that regard, that the preliminary consent solicitation statement does not discuss the provisions of the company’s Certificate of Incorporation and the Certificates of Designation that would be amended by the Preferred Stock Consent.

Response

The Company has asked us to supplementally advise the Staff that the section captioned “Comparison of rights between the preferred stock, trust preferred securities and the common stock—Governing Documents—Shares of Preferred Stock” has been revised to eliminate references to amendments and instead say:

Holders of shares of Preferred Stock have their rights set forth in our Certificate of Incorporation, including the applicable Certificate of Designation, the Bylaws and Puerto Rico law. Certain rights of the holders of Preferred Stock would be affected by the Preferred Stock Consent; see “Summary—Preferred Stock Consent” and “The Exchange Offer—Preferred Stock Consent.”

Taxation, page 78

22.	To the extent the information presented in this section represents one or more opinions of counsel, please revise to so indicate.

Response

The Company has asked us to supplementally advise the Staff that the section captioned “Taxation” has been revised where appropriate to reference the opinions of counsel.

23.	You state that the tax consequences described under the subsections “Exchange of the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer” and “Exchange of the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer” are based on the assumed treatment of the Trusts as grantor trusts and on the treatment of the debt securities held by the related trusts as the company’s indebtedness, or the indebtedness of its subsidiaries, for federal and Puerto Rico income tax purposes. To the extent the information presented in this section represents one or more opinions of counsel, it is inappropriate to assume legal conclusions that underlie counsel’s opinion. Please revise accordingly.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

Response

The Company has asked us to supplementally advise the Staff that the subsections under “Taxation” captioned “Exchange of the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer” and “Exchange of the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer” have been revised to refer to the opinions that were issued in connection with the issuance of the trust preferred securities.

*        *        *        *        *

The Company understands that it will be required to provide certain acknowledgments with respect to its responsibility for the adequacy and accuracy of the disclosure in the Prospectus and with respect to the Staff’s comments with its request for acceleration of the effectiveness of the Registration Statement.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 29, 2009

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 212-558-4312.

Sincerely,

/s/ Robert W. Downes
Robert W. Downes
Sullivan & Cromwell LLP

cc:	Jorge A. Junquera
(Popular, Inc.)

Ignacio Alvarez
Eduardo J. Arias
(Pietrantoni Méndez & Alvarez LLP)

Edward F. Petrosky
Samir A. Gandhi
Edward Ricchiuto
(Sidley Austin LLP)

Donald J. Toumey
(Sullivan & Cromwell LLP)

Matt McNair
(SEC, Division of Corporation Finance)